SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Bonus Declaration announcement released on 25 February 2003



25 February 2003

PRUDENTIAL ANNOUNCES WITH-PROFITS BONUSES

Prudential today announced its 2003 bonus rates on with-profits savings and investment policies.

Policyholder returns:

  - Prudence Bond holders will have a regular bonus of 3.25% added to their policies in 2003 (compared with 4.0% in 2002);
  - Personal Pension customers will have a regular bonus of 3.5% added to their policies in 2003 (compared with 4.5% in 2002) ;
  - The final bonuses payable on future claims have been reduced. The effect is to reduce claim values generally compared with those available a year ago by no more than 12% for pensions and 10% for other products;
  - The investment return achieved on the Prudential With-Profits Fund during 2002 was minus 8.1%. In the same year the return on the FTSE 100 share index, including reinvestment of income, was minus 22.2%; the FTSE 100 share index fell by 24.5%.
  - In total, GBP2.5 billion will be added to the value of customers' policies as a result of today's bonus announcement.

What does this mean for customers?

Typical Prudence Bond customer

  - GBP10,000 invested on 6th April 1998 will be worth GBP12,280 on 6th April 2003. This is 0.1% less than the value of the same policy on 6th April 2002. The revised value represents an overall return of 4.2% per annum over the last 5 years. This compares with a return of 3.2% p.a. on deposit accounts and minus 0.2% p.a on unit trusts over the same period.*
  - GBP10,000 invested on 6th April 1993 will be worth GBP19,059 on 6th April 2003. This is 10.1% less than the value of the same policy on 6th April 2002. The revised value represents an overall return of 6.7% per annum over the last 10 years. This compares with a return of 3.8% p.a. on deposit accounts and 5.9% p.a. on unit trusts over the same period.*

Bonus announcement in context

Claim values have been reduced this year in response to the ongoing market turbulence, with the FTSE 100 share index falling by 43% over the last three years. However our with-profits policyholders have benefited from the active management of, and the substantial degree of diversification in, the assets of Prudential's With-Profits Fund, and this has protected them from the full impact of the significant falls in equity values.

With-profits policies continue to provide policyholders with a medium to long term investment which aims to deliver higher returns over the long term than deposit accounts, with less risk from investment market crashes than direct investment in shares. This is done through smoothing out the peaks and troughs of the Fund's investment returns. With-profits funds invest in a range of investment vehicles, including shares, property and fixed interest investments.

David Belsham, Appointed Actuary of Prudential Assurance said: "Although claim values have fallen this year, the returns on policies will, in general, still exceed those achieved on deposit-based products and will be significantly in excess of those achieved on alternative exposed investment products. The Prudential With-Profits Fund remains one of the strongest in the UK, with an AA+ rating from Standard & Poor's, and we are well positioned to continue to deliver competitive returns to existing and new customers in the future."

- ENDS -

Media Contacts:

James Murray:                   Tel: 020 7150 2654 or 07810 181757

Darragh Leeson:                 Tel: 020 7150 2600 or 07801 856011





NOTES TO EDITORS

* Source -Typical Prudence Bond Customer

Prudence Bond % growth based on GBP10,000 invested on 6 April 1993 and 1998

Lipper Hindsight: Average Moneyfacts 90 Day Account, % growth based on GBP10,000 invested on 1 January 1998 and 1993

Lipper Hindsight, Average Balanced Managed, % growth based on GBP10,000 invested on 1 January 1998 and 1993



1. SAIF

The above details do not apply to SAIF, the closed Scottish Amicable Fund.

2. Market Value Reduction Policy (MVRs)

Prudential applies MVRs on policies where the face value of the policy significantly exceeds the value of the underlying assets.

Prudential's current MVR policy is as follows:

  - MVRs are decided on a case by case basis.
  - Anyone holding a with-profits policy for five years or more who withdraws more than GBP10,000 over any twelve month period may be subject to an MVR.
  - Anyone who has held a with-profits policy for less than five years may be subject to an MVR regardless of the amount withdrawn.
  - MVRs are not applied on death or, in the case of retirements, on selected maturity dates.

3. Fund Performance in context:

In the year to 31 December 2002, the FTSE 100 index dropped by 22.2%. The Prudential With-Profits Fund performed markedly better and whilst the return was negative at minus 8.1%, investors continue to be sheltered from the poor underlying performance of the stock markets. With-profits products still continue to balance the risk and the return for the policyholder.

Customers have been, and continue to be, attracted to with-profits style policies because of the benefits that smoothing brings to potential returns. When the investment markets are buoyant and the returns are stronger, policyholders are naturally content with the continued growth of their policies. But when market conditions see bonus rates reduced, customers quite naturally begin to question the wisdom of their investment choice. However, it is in such times of reducing returns that the rationale used by the policyholder in selecting to invest in a smoothed with-profits is completely vindicated.

4. Customer Communication:

Prudential will continue its policy of openly communicating with policyholders. Advertisements announcing this year's bonus declaration will appear in a range of national daily newspapers.

5. Customers seeking further information should contact:

Prudential: t: 0845 6770101, Mon - Fri 9am -5pm www.pru.co.uk

6. Prudential Bonus Tables: sample claim values as at April 2003 are shown below, with figures for April 2002 in brackets.


Contract        Term (years)         Premium                           Claim Value           Effective Rate of Return
                                                                                            p.a. to policyholder

Prudence Bond   10                   GBP10,000 single premium           GBP19,059 (GBP23,790)          6.7% (9.1%)

Personal        10                   GBP200 per month gross             GBP30,705 (GBP35,767)          4.8% (7.7%)
Pension                              (Total GBP24,000)


The Prudence Bond return is based on 101 per cent allocation, 5 per cent bid/ offer spread, invested for ten years to 6th April 2003.

Prudence Bond Optimum Bonus Contract

The Prudence Bond Optimum Bonus contract will have a 4% annual bonus added. The Optimum Bonus Fund has a greater emphasis on fixed interest securities and cash, with the aim of producing a higher annual bonus for those seeking greater ' income' from their investment. Last year the bonus was 5%.


7. Scottish Amicable Bonus Tables:


Contract             Term (years)           Premium                Payout              Effective Rate of Return
                                                                                       p.a. to policyholder
Home Purchaser       25 year (male age      GBP50 per month        GBP53,510 (GBP67,738)      9.0% (10.5%)
Mortgage             30 n/b)
Endowment

Personal Pension     20                     GBP200 per month       GBP140,774               9.7% (11.0%)
                                            gross               (GBP175,282)


The Home Purchaser calculations based on a male age 30 next birthday at outset paying a premium of GBP50 per month maturing after a 25-year term.

The Personal Pension is based on a male retiring at age 65 at the end of a 20 year term having paid GBP200 per month with the last payment on 1 March 2002.

8. Prudential's financial strength

Financial strength is an important issue for customers, who want to be assured that their money is safe. Prudential's long-term fund is rated AA+ by Standard and Poor's.

9. Attached with this announcement is a with-profits factsheet. (Appendix 1)



WITH PROFITS FACTSHEET APPENDIX 1

1. Bonus Policy

Prudential's bonus policy is set out in detail in its With-Profits Guide (available on request from Prudential). The main aims of the company's bonus policy are:

  - To give each with-profits policyholder a return on the premiums which he or she has paid that reflects the earnings of the underlying investments, whilst smoothing out the peaks and troughs of investment performance; and
  - To ensure that with-profits policyholders receive a fair share of the profits, (as decided by the Directors of PAC on the advice of the Appointed Actuary), distributed from the with-profits fund by way of bonus additions to their policies.

2. Types of Bonus

There are two types of bonus:

Regular bonuses (or annual bonuses) are added to policies each year in order to gradually increase the guaranteed benefits under the policy.

Final bonuses (or terminal bonuses) are added when the benefits of a policy are realised (ie on surrender, maturity or death). These bonuses are used to make up the difference between the guaranteed benefits and the overall smoothed claim value. Prudential uses these bonuses to return to each policyholder a fair share of the assets of the with-profits fund, while reducing the impact of market changes, especially around the date of maturity. Payment of a final bonus is not guaranteed.

3. Determination of Bonus Rates

The balance between regular and final bonuses influences the investment strategy that the fund can adopt. Regular bonuses increase the amounts guaranteed to policyholders and so need to be backed by less risky (and so normally less rewarding) investments. This, in turn, affects the overall level of return achieved. Regular bonus rates are therefore targeted on a prudent proportion of the investment return that we expect to earn in the future. Regular bonus rates have been gradually reduced over the last twelve years in line with declining inflation and the associated reduction in expected future investment returns.

Total claim values are set by reference to "asset shares", which are calculated for typical policies by accumulating the premiums paid, less allowance for expenses and charges, at the actual rates of return earned on the assets of the with-profits fund over the life times of those policies. The asset shares also include allowance for distributions to shareholders and profits from other sources arising in the with-profits fund. These asset shares provide a target level for claim values paid to customers.

4. What is smoothing?

Smoothing is applied so that the claim values actually paid change only gradually over time. In normal investment conditions, we aim to ensure that total payouts on equivalent policies do not change by more than 10 per cent from one year to the next. 2002 has been another turbulent year for the markets, the FTSE 100 index having fallen by 22.2% up to 31 December 2002, following falls of 16.2% & 10.2% in 2001 and 2000 respectively. We have therefore reduced pay-outs by more than the normal smoothing limits.

Prudential's intention is that any smoothing of profits or losses should balance out over time, so that in the long run with-profits policyholders neither gain nor lose as a result of the smoothing policy.

5. Where do profits from the with-profits fund go?

Prudential's with-profits policyholders currently receive 90 per cent of the profits distributed from the with-profits fund as bonus additions to their policies and shareholders receive the remaining 10 per cent as dividend payments. Since policyholders and shareholders share proportionately in these profits, their interests are exactly aligned.

6. Prudential's with-profits investment strategy.

The company's investment strategy is to seek to secure on behalf of its policyholders the highest combination of income and growth in capital value while maintaining the security of the fund.

The table below shows the investment mix of Prudential's with-profits fund.

                             31/12/02        30/9/02       30/6/02      31/12/01      31/12/98
                                 %              %             %             %             %
Equity shares
- UK shares                     32             32            36            38            59
- Non-UK shares                 13             13            15            14            13
Fixed interest                  33             33            29            28            12
Cash                             2              3             2             3             5
Property                        18             18            16            15            11
Alternative investments          2              1             2             2             -
Total                           100            100           100           100           100

The change in asset mix prior to 31 December 2001 has had a substantial beneficial impact on investment returns.

The broad asset mix will continue to be reviewed as the economic environment and market valuations change.

7. Investment Returns

The underlying investment return on the Prudential with-profits fund was minus 8.1% in the year to 31/12/02 compared with the decline of 22.2% in the FTSE 100 index. Returns on the with-profits fund in recent years have been as follows:

Year            1997           1998           1999           2000           2001           2002

Gross Return %  19.8           12.6           19.3           3.0            -3.5           -8.1






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 February 2003
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations